FORM 10-C


     Securities and Exchange Commission
     Washington, DC  20549

     Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.


     EXACT  NAME OF  ISSUER  AS  SPECIFIED  IN  CHARTER:    Homeland  Bankshares
     Corporation

     ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:   229 East Park Ave., Waterloo,  IA
     50704-5300

     ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  (319) 291-5421


     I.   Change in Number of Shares Outstanding
     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

     1.   Title of security:  Common Stock ($12.50 Par)
     2.   Numbers of shares outstanding before the change:  5,740,513
     3.   Number of shares outstanding after the change:  5,768,578
     4.   Effective date of change:  March 29, 1996
     5.   Method  of  change:   Issuance of  new  shares authorized  under stock
          option plan, and repurchased shares.
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):
     Give brief description of transaction: 65,100 shares issued due to exercise of stock options, and 37,035 shares repurchased.


     II.  Change in Name of Issuer
     1.   Name prior to change:
     2.   Name after change:
     3.   Effective date of charter amendment changing name:
     4.   Date of shareholder approval of change, if required:


       March 29, 1996
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     DATE                     Robert S. Kahler
                              Executive Vice President and CFO

     Return to:     The Nasdaq Stock Market
                    Attn:  10C Form
                    80 Merritt Boulevard
                    Trumbull, CT  06611
                    (203) 375-9609